

SECU 06004422 SION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 28100

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2005___ AND ENDING ___12/31/2005___
                                MM/DD/YY                             MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Tax Advisory, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**40 Shawn Court**

(No. and Street)

**Alamo, California**                   **94507**

(City)                 (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT **(925) 831-3000**

**Gordon Kolsch**

(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Edic, William Charles**

(Name – *if individual, state last, first, middle name*)

**1012 White Gate Road**       **Alamo, California 94507**

(Address)                (City)               (State)            (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

RECEIVED
FEB 16 2006
WASH. D.C.
203

---

**FOR OFFICIAL USE ONLY**

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

### Edic, William Charles  CPA

| 70 |

ADDRESS

### 1012 White Gate Road  | 71 |  Alamo  | 72 |  CA  | 73 |  94507  | 74 |
Number and Street | | City | | State | | Zip Code |

CHECK ONE

☒ Certified Public Accountant  | 75 |

☐ Public Accountant  | 76 |

☐ Accountant not resident in United States  | 77 |
or any of its possessions

FOR SEC USE

---

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | | |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| 50 | 51 | 52 | 53 | | | | |

# OATH OR AFFIRMATION

I, _____ **Gordon Kolsch** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **The Tax Advisory, Inc.** _____, as of _____ **December 31** _____, 20**05** _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

**President**
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WILLIAM C. EDIC

Certified Public Accountant
1012 White Gate Road
**Alamo, California 94507**

Phone/Fax (925) 820-3324

Mr. Gordon Kolsch
THE TAX ADVISORY, INC.
Alamo, CA 94507

I have audited the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2005. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the report referred to above presents fairly, in all material respects, the financial position of The Tax Advisory, Inc. as of December 31, 2005, and the results of its operations and statement of cash flow for the year then ended, in conformity with generally accepted accounting principles.

In my audit of the financial and operational combined uniform single report, part IIA of Form X-17A-5 of the Tax Advisory, Inc. for the year ended December 31, 2005 I performed the expanded review of internal control procedures as required by SEC Rule 17a-5. These included a review of the accounting system, the internal accounting control and procedures for safeguarding securities including appropriate tests of the period since the prior examination date.

I did not verify, by physical inspection and examination, all client funds and securities on hand. As of such date, and in accordance with their normal custom and practice, The Tax Advisory, Inc. did not have any client funds or securities on its premises. Rather, physical custody of all client funds and securities were held by several financial institutions (banks, brokerage firms, mutual funds, etc.) and in the name of the client. Accordingly, I performed the following procedures as of December 31, 2005:

I obtained independent third-party confirmations of all funds on deposit with banks, funds invested in mutual funds, and securities held by brokerage firms. I reconciled the confirmation replies to the underlying books and records and bank statements and month end statements of account from the mutual funds and brokerage firms and to the detail investment records of The Tax Advisory, Inc. All funds and investments owned for their account are held under "The Tax Advisory, Inc." name in banks or publicly traded mutual funds. The Tax Advisory, Inc. only received funds for provided investment advice. No receipts occurred from the sale of securities or mutual fund shares except for it's own account.

I obtained independent written confirmations of the balance of investments as of December 31, 2005 for each of the Company's investments noting none belonging to clients. I obtained a judgmental sample of transactional invoices and compared the information contained thereon with brokerage statements. No material exceptions or discrepancies were noted. I noted that all cash deposits were due to investment services provided.

Based on the results of my physical inspection and confirmation examination, it is my opinion that the statement of financial condition, results of operations, cash flow, and Computation of Net Capital of The Tax Advisory, Inc. did not contain any inadequacies at the date of examination in accordance with the Computation of Net Capital under Section 240.15c3-1, the Computation of Determination of Reserve Requirements for Brokers or Dealers under Exhibit A of Sec. 240.15c3-3, and information Relating to the Possession or Control Requirements under Sec. 240.15c3-3.

I also reviewed the practices and procedures followed by The Tax Advisory, Inc. regarding:

i.  Making the periodic computation of aggregate indebtedness and net capital under Sec. 240.17a-3(a)(11) and the reserve required by Sec. 240.15c3-3(e);

ii. Making quarterly securities examinations (Mutual Fund holdings) and any recordation of differences required by Sec. 240.17a-13;

iii. Complying with the requirement for prompt payment for securities (mutual fund acquisitions) of section 4(c) of Regulation T (Sec. 220.4 (c) of chapter II of title 12) of the Board of Governors of the Federal Reserve System;

iv. Maintaining physical possession or control of fully paid securities as required by Sec. 240.15c3-3. The Tax Advisory, Inc. does not have possession of client securities or investments in publicly traded mutual funds.

In connection with my audit and my review of procedures for safeguarding securities, nothing came to my attention that caused me to believe that the company was not in compliance with terms and conditions of any sections of the Securities Exchange Act of 1934. No material inadequacies were found to exist.

*William C. Edie*

February 3, 2006
Alamo, California

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | The Tax Advisory, Inc. | N 3 | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-28100 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|---|
| 1. | Cash | $ (9,761) | 200 | | | $ (9,761) | 750 |
| 2. | Receivables from brokers or dealers: | | | | | | |
| | A. Clearance account | | 295 | | | | |
| | B. Other | | 300 | $ | 550 | | 810 |
| 3. | Receivable from non-customers | | 355 | | 600 | | 830 |
| 4. | Securities and spot commodities owned at market value: | | | | | | |
| | A. Exempted securities | | 418 | | | | |
| | B. Debt securities | | 419 | | | | |
| | C. Options | | 420 | | | | |
| | D. Other securities | 18,873 | 424 | | | | |
| | E. Spot commodities | | 430 | | | 18,873 | 850 |
| 5. | Securities and/or other investments 12,559 not readily marketable: | | | | | | |
| | A. At cost $ | | 130 | | | | |
| | B. At estimated fair value | | 440 | 12,559 | 610 | 12,559 | 860 |
| 6. | Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | | | | | |
| | A. Exempted securities $ | | 150 | | | | |
| | | | 460 | | 630 | | 880 |
| | B. Other securities $ | | 160 | | | | |
| 7. | Secured demand notes: | | 470 | | 640 | | 890 |
| | Market value of collateral: | | | | | | |
| | A. Exempted securities $ | | 170 | | | | |
| | B. Other securities $ | | 180 | | | | |
| 8. | Memberships in exchanges: | | | | | | |
| | A. Owned, at market $ | | 190 | | | | |
| | B. Owned, at cost | | | | 650 | | |
| | C. Contributed for use of the company, at market value | | | $ | 660 | | 900 |
| 9. | Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. | Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 48,231 | 680 | 48,231 | 920 |
| 11. | Other assets | | 535 | 3,728 | 735 | 3,728 | 930 |
| 12. | TOTAL ASSETS | $ 9,112 | 540 | $ 64,518 | 740 | $ 73,630 | 940 |

OMIT PENNIES

| BROKER OR DEALER | | as of | 12/31/05 |
|---|---|---|---|
| | **The Tax Advisory, Inc.** | | |

### STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | Non-A.I. Liabilities | Total |
|---|---|---|---|
| 13. Bank loans payable | $ [1045] | $ [1255] ▾13 $ | [1470] |
| 14. Payable to brokers or dealers: | | | |
| A. Clearance account | [1114] | [1315] | [1560] |
| B. Other ▾10 | [1115] | [1305] | [1540] |
| 15. Payable to non-customers | [1155] | [1355] | [1610] |
| 16. Securities sold not yet purchased, at market value | | [1360] | [1620] |
| 17. Accounts payable, accrued liabilities, expenses and other | [1205] | 1,510 [1385] | 1,510 [1685] |
| 18. Notes and mortgages payable: | | | |
| A. Unsecured | [1210] | | [1690] |
| B. Secured | [1211] ▾12 | [1390] ▾14 | [1700] |
| 19. E. Liabilities subordinated to claims of general creditors: | | | |
| A. Cash borrowings: | | 60,000 [1400] | 60,000 [1710] |
|   1. from outsiders ▾9 $ [970] | | | |
|   2. includes equity subordination (15c3-1(d)) of . . . $ [980] | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | [1410] | [1720] |
| C. Pursuant to secured demand note collateral agreements | | [1420] | [1730] |
|   1. from outsiders $ [1000] | | | |
|   2. includes equity subordination (15c3-1(d)) of . . . $ [1010] | | | |
| D. Exchange memberships contributed for use of company, at market value | | [1430] | [1740] |
| E. Accounts and other borrowings not qualified for net capital purposes | [1220] | [1440] | [1750] |
| 20. TOTAL LIABILITIES | $ [1230] | $ 61,510 [1450] | $ 61,510 [1760] |

#### Ownership Equity

| | | Total |
|---|---|---|
| 21. Sole Proprietorship ▾15 $ | | [1770] |
| 22. Partnership (limited partners) ▾11 ($ [1020] ) | | [1780] |
| 23. Corporation: | | |
| A. Preferred stock | | [1791] |
| B. Common stock | 100 | [1792] |
| C. Additional paid-in capital | 80,970 | [1793] |
| D. Retained earnings | (68,950) | [1794] |
| E. Total | 12,120 | [1795] |
| F. Less capital stock in treasury ▾16 ( | ) | [1796] |
| 24. TOTAL OWNERSHIP EQUITY | $ 12,120 | [1800] |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | $ 73,630 | [1810] |

OMIT PENNIES

| BROKER OR DEALER | The Tax Advisory, Inc. | as of | 12/31/05 |
|---|---|---|---|

## COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | $ 12,120 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | 19 ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | 12,120 | 3500 |
| 4. | Add:. | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | 60,000 | 3520 |
| | B. Other (deductions) or allowable credits (List) | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | $ 73,630 | 3530 |
| 6. | Deductions and/or charges: | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ... 17$ 64,518 [3540] | | |
| | B. Secured demand note delinquency [3590] | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges [3600] | | |
| | D. Other deductions and/or charges [3610] | ( 64,518 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | 3630 |
| 8. | Net capital before haircuts on securities positions | 20$ 9,112 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | |
| | A. Contractual securities commitments ... $ [3660] | | |
| | B. Subordinated securities borrowings [3670] | | |
| | C. Trading and investment securities: | | |
| | 1. Exempted securities ... 18 [3735] | | |
| | 2. Debt securities [3733] | | |
| | 3. Options [3730] | | |
| | 4. Other securities 2,831 [3734] | | |
| | D. Undue Concentration [3650] | | |
| | E. Other (List) [3736] | ( 2,831 ) | 3740 |
| 10. | Net Capital | $ 6,281 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | 12 <br> The Tax Advisory, Inc. | as of | 12/31/05 |

## COMPUTATION OF NET CAPITAL REQUIREMENT

### Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) .................................................................... | $ | | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ........................................................ | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) ..................................................................... | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) ............................................................................................ | $ | 1,281 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) ................................................22 | $ | 1,281 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition ................................................... | | | $ | | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit ...................................................................21 $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited .................................................................$ | | 3810 | | | |
| C. Other unrecorded amounts (List) .......................................................$ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness ................................................................................................ | | | $ | | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) ......................... | | | % | | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) ............ | | | % | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

### Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .......... | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ......................................................23 | $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) ...................................................................... | $ | | 3760 |
| 24. Excess capital (line 10 less 23) ................................................................................................. | $ | | 3910 |
| 25. Net capital in excess of the greater of: | | | |
| A. 5% of combined aggregate debit items or $120,000 ........................................................... | $ | | 3920 |

## NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE TAX ADVISORY, INC.
Reconciliation of Audited and Focus Report
Computation of Net Capital
December 31, 2005

| | |
|---|---|
| Net capital per Audited Report | $ 9,112 |
| Net capital per Focus Report | 6,281 |
| Difference due to haircuts computation | $ 2,831 |

William C. Edic, Certified Public Accountant

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | The Tax Advisory, Inc. |
|---|---|

For the period (MMDDYY) from₂₄ 1/1/05 [3932] to 12/31/05 [3933]
Number of months included in this statement _____ 12 [3931]

## STATEMENT OF INCOME (LOSS)

### REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ..................... $ _____ [3935]
   b. Commissions on listed option transactions ...................... ₂₅ _____ [3938]
   c. All other securities commissions ...................... _____ [3939]
   d. Total securities commissions ...................... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange ...................... _____ [3945]
   b. From all other trading ...................... _____ [3949]
   c. Total gain (loss) ...................... _____ [3950]
3. Gains or losses on firm securities investment accounts ...................... 7,754 [3952]
4. Profit (loss) from underwriting and selling groups ...................... ₂₆ _____ [3955]
5. Revenue from sale of investment company shares ...................... 1,157 [3970]
6. Commodities revenue ...................... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services ...................... 82,500 [3975]
8. Other revenue ...................... 16,040 [3995]
9. Total revenue ...................... $ 107,451 [4030]

### EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers ...................... 59,287 [4120]
11. Other employee compensation and benefits ...................... 11,252 [4115]
12. Commissions paid to other broker-dealers ...................... _____ [4140]
13. Interest expense ...................... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements ...................... _____ [4070]
14. Regulatory fees and expenses ...................... 1,048 [4195]
15. Other expenses ...................... 51,797 [4100]
16. Total expenses ...................... $ 123,384 [4200]

### NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) ...................... $ (15,933) [4210]
18. Provision for Federal income taxes (for parent only) ...................... ₂₈ 489 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above ...................... _____ [4222]
    a. After Federal income taxes of ...................... _____ [4338]
20. Extraordinary gains (losses) ...................... _____ [4224]
    a. After Federal income taxes of ...................... _____ [4239]
21. Cumulative effect of changes in accounting principles ...................... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items ...................... $ (15,444) [4230]

### MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items ...................... $ (1,287) [4211]

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | The Tax Advisory, Inc. |
|---|---|

For the period (MMDDYY) from 1/1/05 to 12/31/05

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .......................................................................................... $ 27,563 [4240]
   A. Net income (loss) .................................................................................................... (15,443) [4250]
   B. Additions (Includes non-conforming capital of ...................................... 29 $ [4262] ) [4260]
   C. Deductions (Includes non-conforming capital of ................................... $ [4272] ) [4270]

2. Balance, end of period (From item 1800) ....................................................................... $ 12,120 [4290]

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .......................................................................................... 30 $ 60,000 [4300]
   A. Increases ................................................................................................................. [4310]
   B. Decreases ................................................................................................................ [4320]

4. Balance, end of period (From item 3520) ....................................................................... $ 60,000 [4330]

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| BROKER OR DEALER | The Tax Advisory, Inc. | as of __12/31/05__ |
|---|---|---|

### EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ................................................................................ `4550`

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ................................. `4560`

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm ₃₀ **Emmet Larkin Patterson Financial** `4335` ................................................. `4570`

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .............................................. `4580`

#### Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| ₃₁ `4600` | `4601` | `4602` | `4603` | `4604` | `4605` |
| ₃₂ `4610` | `4611` | `4612` | `4613` | `4614` | `4615` |
| ₃₃ `4620` | `4621` | `4622` | `4623` | `4624` | `4625` |
| ₃₄ `4630` | `4631` | `4632` | `4633` | `4634` | `4635` |
| ₃₅ `4640` | `4641` | `4642` | `4643` | `4644` | `4645` |

Total $ ₃₆ `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

# The Tax Advisory, Inc.
## Consolidated Statement of Cash Flow
### For the year ended December 31, 2005
### Increase (Decrease) in Cash and Cash Equivalents

|  | 2004 |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIE** | |
| Net income(loss) | $ (15,443.42) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depr. Expense - Net of Asset Sales | 15,379.00 |
| Change Receivables | 5,678.00 |
| Change in Prepaid Expenses | (1,288.54) |
| Change in Accounts Payable | 1,509.52 |
| Change in Income Taxes Payable | (291.46) |
| NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES | 5,543.10 |
| **CASH FLOWS FROM INVESTMENT ACTIVITI** | |
| Investment in Assets - Net | (10,392.70) |
| Investment in Securities | (7,756.45) |
| NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES | (18,149.15) |
| NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES | -0- |
| NET INCREASE(DECREASE) IN CASH | (12,606.05) |
| CASH AT BEGINNING OF PERIOD | 2,845.04 |
| CASH AT END OF PERIOD | $ (9,761.01) |

See accompanying notes and accountant's report